FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

7 March 2005

Foster's Offer for Southcorp Extended

Foster's Group Limited (**Foster's**) today announced the extension by 14 days of the takeover bid by Beringer Blass Wines Pty Ltd (a wholly owned subsidiary of Foster's) for Southcorp Limited (**Southcorp**) contained in the bidder's statement dated 18 January 2005.

A copy of the Notice of extension of the Offer Period and a covering letter to Southcorp shareholders from the Chairman of Foster's is attached.

Ends

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com


05006732

FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to

The Australian Stock Exchange.

Fosters Brewing

With Compliments

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP

7 March 2005

Dear Southcorp shareholder,

FOSTER'S OFFER FOR SOUTHCORP EXTENDED

I am writing to inform you that Foster's Group Limited (Foster's) offer for Southcorp Limited (Southcorp) has been extended so that the offer is now scheduled to close at 5:00pm Melbourne time on **Thursday 31 March 2005**. Overleaf is a formal notice extending the offer period and varying the terms of the offer accordingly.

I would also take this opportunity to reiterate what an outstanding offer this is for you:

1. Foster's offer price of $4.14 is substantially more than the fundamental value of your Southcorp shares

2. Southcorp's recovery story only supports an average broker valuation of $3.30 per share and is yet to be proven

3. There are no other bidders and there is a significant risk that Southcorp's share price will fall substantially if Foster's offer lapses

The combination of Foster's and Southcorp will keep your company and its great brands in Australian hands and enable the Australian wine industry to better compete against global players.

I urge you to accept this outstanding offer. To do so, simply follow the instructions set out on the acceptance form sent to you with the Bidder's Statement.

If you have any questions, please do not hesitate to contact the offer enquiry line on 1800 101 769 from Australia or +61 3 9415 4242 from outside Australia, or visit the Foster's website on www.fostersgroup.com.

Yours sincerely



Frank Swan
Chairman, Foster's Group Limited

006851 V_00E32B

Notice of extension of the Offer Period

To: Southcorp Limited (ABN 80 007 722 643) and each person to whom an offer has been made (**Offer**) under the bidder's statement dated 18 January 2005 (**Bidder's Statement**) by Beringer Blass Wines Pty Ltd (**BBW**).

BBW gives notice under sections 630(2) and 650D of the *Corporations Act* that:

(a) it varies the Offer by extending the period during which the Offer will remain open by a further 14 days so that the Offer will now close at 5pm (Melbourne time) on 31 March 2005;

(b) the new date for giving the notice of the status of the conditions of the Offer will be 23 March 2005; and

(c) the following conditions of the Offer have either been fulfilled or waived as at the date of this notice:

  (i) Hart-Scott-Rodino (USA) - section 2.12(c) of the Bidder's Statement;

  (ii) Competition Act (Canada) - section 2.12(d) of the Bidder's Statement; and

  (iii) Investment Canada Act - section 2.12(e) of the Bidder's Statement.

A copy of this notice was lodged with the Australian Securities and Investments Commission (**ASIC**) on 7 March 2005. ASIC takes no responsibility for the contents of this notice.

DATED: 7 MARCH 2005

Signed for BBW by Mr Frank Swan and Mr Trevor O'Hoy, being directors of BBW who are authorised to sign this notice pursuant to a resolution passed by the directors of BBW.



....

Frank Swan
Director



....

Trevor O'Hoy
Director

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment


MAR 2 1 2005

8 March, 2005

Foster's Offer Remains Compelling

Today's announcement by Southcorp Limited (Southcorp) in relation to Foster's Group Limited (Foster's) is a clear acknowledgement that Southcorp is actually for sale and confirms that:

- There is a compelling strategic rationale for a combination of Foster's and Southcorp;
- It is time for such a combination to occur; and
- Foster's offer price of $4.14 cash per share is an outstanding one for Southcorp shareholders.

The valuation performed by Lonergan Edwards is questionable. Notwithstanding, it implies a stand-alone value for Southcorp of only approximately $3.10 per share and even this relies upon successful execution of Southcorp's recovery story which is unproven and at risk. In light of this, it is difficult to see how Foster's offer price of $4.14 cash per share (a 34% premium to $3.10 per share) is considered anything other than an outstanding one for Southcorp shareholders.

While Foster's will further consider Southcorp's merger proposal having regard to the best interests of its shareholders, it notes that the concept was raised by Southcorp and rejected by Foster's when the two companies were in discussions during their respective trading halts in mid-January 2005. In relation to what was outlined today, Foster's initial views are:

- It would result in substantial synergy leakage and higher execution risk compared to Foster's takeover offer for Southcorp. This would be a sub-optimal outcome for both Foster's and Southcorp shareholders; and
- It grossly undervalues Foster's wine business. Foster's notes that if the same basis was applied to Southcorp, it would result in a valuation of only approximately $2.50 - $3.00 per share.

Southcorp's proposal serves only to endorse Foster's strong view that these two Australian companies should be combined to create the world's leading premium wine business. Foster's takeover offer, which represents the most compelling proposal for both Southcorp and Foster's shareholders and reflects the most realistic value of Southcorp, remains the best option for delivering this outcome.

Ends

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S
GROUP
Inspiring Global Enjoyment


SEC MAIL PROCESSING
RECEIVED
MAR 2 1 2005
WASH. D.C. 185 SECTION

9 March, 2005

ACCC Clears Foster's Takeover Offer for Southcorp

Foster's Group Limited (Foster's) today welcomed the announcement by the Australian Competition and Consumer Commission (ACCC) that it will not intervene in Foster's proposed acquisition of Southcorp Limited (Southcorp).

The ACCC's approval follows the recent fulfilment and waiver of equivalent regulatory conditions with respect to the USA and Canada and marks a further step in Foster's bid to acquire Southcorp.

In accordance with sections 630(4) of the *Corporations Act 2001*, Foster's attaches a notice relating to the fulfilment of this condition.

Ends

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623

Notice of fulfilment of condition under section 630(4)

This notice is given under section 630(4) of the *Corporations Act 2001 (Cth)* (**Act**) by Beringer Blass Wines Pty Ltd (ACN 105 344 965) (**Bidder**) in relation to the offers for all of the issued ordinary shares in Southcorp Limited (ABN 80 007 722 643) contained in the bidder's statement dated 18 January 2005 (including any supplementary bidder's statements) (**Bidder's Statement**).

Bidder gives notice in accordance with section 630(4) that the ACCC condition more fully described in **section 2.12(b)** of the Bidder's Statement has been fulfilled.

Dated: 9 March 2005

Signed on behalf of Beringer Blass Wines Pty Ltd:

R.K. Dudfield.

Robert K Dudfield
Assistant Company Secretary